SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

ONE MANHATTAN WEST
NEW YORK, NY 10001

TEL: (212) 735-3000
FAX: (212) 735-2000
www.skadden.com

DIRECT DIAL 212-735-2366 DIRECT FAX 917-777-2366 EMAIL ADDRESS elizabeth.gonzalez-sussman@skadden.com	November 22, 2024
FIRM/AFFLIATE
OFFICES
---------
BOSTON
CHICAGO
HOUSTON
LOS ANGELES
PALO ALTO
WASHINGTON, D.C.
WILMINGTON
---------
BEIJING
BRUSSELS
FRANKFURT
HONG KONG
LONDON
MUNICH
PARIS
SÃO PAULO
SEOUL
SHANGHAI
SINGAPORE
TOKYO
TORONTO

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Air Products and Chemicals, Inc. Preliminary Proxy Materials

Ladies and Gentlemen:

On behalf of Air Products and Chemicals, Inc., a Delaware corporation (the “Company”), and pursuant to the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, enclosed please find via EDGAR a copy of the preliminary proxy statement and form of proxy card relating to the 2025 annual meeting of the Company’s stockholders (the “2025 Annual Meeting”), which comments on and refers to a potential solicitation in opposition to the Company’s solicitation at the 2025 Annual Meeting.

If you have any questions or require additional information concerning the enclosed materials, please call me at (212) 735-2366 or email me at Elizabeth.Gonzalez-Sussman@skadden.com.

Thank you.

Very truly yours,

/s/ Elizabeth Gonzalez-Sussman

Enclosures

cc:	Sean D. Major
Executive Vice President, General Counsel and Secretary Air Products and Chemicals, Inc.

Paul T. Schnell
Skadden, Arps, Slate, Meagher and Flom LLP

C. Michael Chitwood
Skadden, Arps, Slate, Meagher and Flom LLP

Daniel L. Luks
Skadden, Arps, Slate, Meagher and Flom LLP